CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-29320

EIGER TECHNOLOGY INC

(Exact name of registrant as specified in its charter)

EIGER TECHNOLOGY INC.

(Translation of Registrant's name into English)

330 Bay Street Suite 602

Toronto, Ontario

Canada M5H 2S8

Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

  If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 31, 2004, Eiger Technology, Inc. (“Company”) terminated its relationship with Monteith, Monteith & Co. (“Monteith”) the principal accountant previously engaged to audit the Company’s financial statements and retained SF Partnership, LLP (“SF”) as the successor auditors and as the principal accountants to replace Monteith. The Company’s board of directors approved the change of accountants from Monteith to SF.

The audit reports of Monteith on the Company’s financial statements for the fiscal years ending September 30, 2003, September 30, 2002, September 30, 2001, September 30, 2000 and September 30, 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except such reports were modified to include an explanatory paragraph for a going concern uncertainty.

In connection with all of the audits of the fiscal years ending September 30, 1999 through 2003 including the subsequent interim periods since engagement through to the date of termination, the Company had no disagreements with Monteith with respect to accounting or auditing issues of the type discussed in Item 304(a)(iv) of Regulation S-B. Had there been any disagreements that were not resolved to their satisfaction, such disagreements would have caused Monteith to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(iv) of Regulation S-B).

Monteith did not provide to the Company, during those financial years in which it acted as certifying accountant, any non-audit related services.

During the fiscal year ending September 30, 2003, including the subsequent interim periods since engagement through the date of Monteith’s termination, and prior to the appointment of SF, the Company (or anyone on its behalf) did not consult with SF regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements or reportable events (as defined in Item 304(a)(2) of Regulation S-B), the Company did not consult SF in respect to these matters during the time periods detailed herein.

SF has not, and will not, provide any non-audit related services to the Company.

Toronto, Ontario CANADA September 24, 2004.

EIGER TECHNOLOGY, INC.

By: /S/ “Jason Moretto”

Jason Moretto, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2004

      EIGER TECHNOLOGY, INC.

      By:/S/  “Jason Moretto”

      Jason Moretto

      Chief Financial Officer